Exhibit 21
Subsidiaries of the Company
Advanced Drilling Services, LLC, a Delaware limited liability company
Sunrise Energy Asia LLC, a Delaware limited liability company
Inner Mongolia Production Company LLC, a New York limited liability company
Inner Mongolia Production Co (HK) Limited, a Hong Kong company
Inner Mongolia Sunrise Petroleum JV Company, an Inner Mongolian joint venture company